U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of April 2007

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1. Press Release dated April 23, 2007, relating to the announcement of revision of forecasts of consolidated financial results for the first quarter of fiscal year ending December 31, 2007.

2. Press Release dated April 24, 2007, relating to the announcement of restatement of consolidated financial statements for the first quarter of the fiscal year ending December 31, 2006.

3. Press Release dated April 24, 2007, relating to the announcement of restatement of consolidated financial statements for the third quarter of the fiscal year ending December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	April 24, 2007	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Operating Officer, Chief Financial Officer and Executive Vice President

Trend Micro Announces Revision of Forecasts of Consolidated Financial Results for the First Quarter of Fiscal Year Ending December 31, 2007

Tokyo, Japan – April 23, 2007 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today announced that the forecast of financial results for the first quarter of fiscal year ending December 31, 2007, which were announced on February 21, 2007, has been revised as set forth below:

1.	Revision of forecast of financial results for the fourth quarter of FY2007 (U.S. GAAP)
(January 1, 2007 to March 31, 2007)

	(in millions of yen)
	Net Sales	Operating Income	Net Income
Forecast previously publish (A)	23,000	5,500	2,850
Revision made (B)	23,100	6,500	4,200
Difference (B-A)	+100	+1,000	+1,350
Ratio of increase or decrease	+0.4%	+18.2%	+47.4%

2.	Reason for Revision

Net sales forecast is close on original forecasts.

We now forecast for the first quarter costs around 16.6 billion yen. It could fall below 17.5 billion that we expected because mainly the cost of sales and US marketing cost might be under spent. As the result, operating income forecast is 18.2% above original forecasts.

Net income forecast is 47.4% above original forecasts due to higher than expected mainly non-operating income including interest income, etc.

In summary, as a result of this revision, compared to the previous forecast of the first quarter, there are all increases of 0.4% in net sales, 18.2% in operating income, and 47.4% in net income, respectively.

Notice Regarding Forward-looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties. Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems

•	Timing of new product introductions and lack of market acceptance for our new products

•	The level of continuing demand for, and timing of sales of, our existing products

•	Rapid technological change within the antivirus software industry

•	Changes in customer needs for antivirus software

•	Existing products and new product introductions by our competitors and the pricing of those products

•	Declining prices for products and services

•	The effect of future acquisitions on our financial condition and results of operations

•	The effect of adverse economic trends on our principal markets

•	The effect of foreign exchange fluctuations on our results of operations

•	An increase in the incidence of product returns

•	The potential lack of attractive investment targets and

•	Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements. For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro, Inc.

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

# # #

Trend Micro, the t-ball logo, OfficeScan, PC-cillin, and VirusWall are trademarks or registered trademarks of Trend Micro Incorporated. TrendLabs is a service mark of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp

April 24, 2007

Restatement of Consolidated Financial Statements for the first quarter of the fiscal year ending December 31, 2006

Tokyo, Japan - April 24, 2007 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today is restating its Consolidated Financial Statements for the first quarter of the fiscal year ending December 31, 2006, which were previously announced on April 25, 2006.

1.    Reasons for Restatement

The Company is restating its Consolidated Financial Statements for the first quarter of fiscal year ending December 31, 2006, according to the reason for the restatement of its “Restatement of Consolidated / Non-consolidated Financial Statements for the first half of the fiscal year ending December 31, 2006”, which were announced on February 19, 2007.

Meanwhile, this amendment have no impacted to those 2 of our financial announcements, Consolidated Financial Statements for the fiscal year ending December 31, 2006 (February 21, 2007) and Restatement of Consolidated / Non-consolidated Financial Statements for the first half of the fiscal year ending December 31, 2006 (February 19, 2007).

2.    Restatement

Refer to the attachment. (Revised figures are underlined.)

1. Consolidated Unaudited Results of Operations for First Quarter Ending March 31, 2006 (US GAAP)

(1) Consolidated Results of Operations

<As Originally Reported>

	FY2006	FY2005
	Current first quarter From January 1, 2006 To March 31, 2006	Previous first quarter From January 1, 2005 To March 31, 2005	Growth Rate
	Millions of yen	Millions of yen	%
Net sales	20,594	17,301	19.0
Cost of sales *	3,679	2,410	52.7
Operating expenses *	8,569	7,590	12.9

Operating income	8,346	7,301	14.3
Other income (expenses)	348	249	39.8

Net income before taxes	8,694	7,550	15.1

Income taxes	3,718	3,012	23.4
Minority interest in income of consolidated subsidiaries	0	0	187.8
Equity in earnings of affiliated companies	(22)	19	-217.8

Net income	4,954	4,557	8.7

<As Amended>

	FY2006	FY2005
	Current first quarter From January 1, 2006 To March 31, 2006	Previous first quarter From January 1, 2005 To March 31, 2005	Growth Rate
	Millions of yen	Millions of yen	%
Net sales	20,778	17,301	20.1
Cost of sales *	3,679	2,410	52.7
Operating expenses *	8,570	7,590	12.9

Operating income	8,529	7,301	16.8
Other income (expenses)	348	249	39.8

Net income before taxes	8,877	7,550	17.6

Income taxes	3,710	3,012	23.1
Minority interest in income of consolidated subsidiaries	0	0	187.8
Equity in earnings of affiliated companies	(22)	19	-217.8

Net income	5,145	4,557	12.9

(2) Segment information

<As Originally Reported>

(By region)

Net sales to third parties

	FY2006	FY2005
	Current first quarter From January 1, 2006 To March 31,2006	Previous first quarter From January 1, 2005 To March 31,2005
	Millions of yen	Millions of yen
Japan	8,237	7,366
North America	4,720	3,401
Europe	4,830	4,314
Asia Pacific	2,166	1,748
Latin America	641	472

Total	20,594	17,301

Deferred Revenue

	FY2006	FY2005
	As of March 31,2006	As of March 31,2005
	Millions of yen	Millions of yen
Japan	15,125	13,185
North America	9,267	5,819
Europe	9,377	7,425
Asia Pacific	2,819	2,036
Latin America	1,324	484

Total	37,912	28,949

<Note> Classification of countries and regions into each segment.

North America	:	U.S.A
Europe	:	Italy, Germany, France, UK, Ireland
Asia Pacific	:	Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China, Singapore, Thailand, India
Latin America	:	Brazil, Mexico

(By customer size)

Net sales to third parties

FY2006
Current first quarter From January 1, 2006 To March 31,2006
Millions of yen
Enterprise	5,347
Small and mid size business	9,677
Consumer	5,570

Total	20,594

<As Amended>

(By region)

Net sales to third parties

	FY2006	FY2005
	Current first quarter From January 1, 2006 To March 31,2006	Previous first quarter From January 1, 2005 To March 31,2005
	Millions of yen	Millions of yen
Japan	8,028	7,366
North America	4,819	3,401
Europe	5,124	4,314
Asia Pacific	2,166	1,748
Latin America	641	472

Total	20,778	17,301

Deferred Revenue

	FY2006	FY2005
	As of March 31,2006	As of March 31,2005
	Millions of yen	Millions of yen
Japan	18,350	13,185
North America	9,878	5,819
Europe	9,507	7,425
Asia Pacific	2,819	2,036
Latin America	1,324	484

Total	41,878	28,949

<Note> Classification of countries and regions into each segment.

North America	:	U.S.A
Europe	:	Italy, Germany, France, UK, Ireland
Asia Pacific	:	Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China, Singapore, Thailand, India
Latin America	:	Brazil, Mexico

(By customer size)

Net sales to third parties

FY2006
Current first quarter From January 1, 2006 To March 31,2006
Millions of yen
Enterprise	5,395
Small and mid size business	9,772
Consumer	5,611

Total	20,778

(4) Increase (Decrease) of major assets, liabilities and shareholders’ equity

<As Originally Reported>

	As of March 31, 2006	Increase (Decrease)	As of December 31, 2005
(Assets)	Millions of yen	Millions of yen	Millions of yen
Cash and cash equivalents	62,240	2,627	59,613
Notes and accounts receivable, trade -less allowance for doubtful accounts and sales returns	17,641	(1,558)	19,199
Marketable securities and securities investments	35,714	2,159	33,555
Goodwill	2,119	(11)	2,130
(Liabilities) Deferred revenue (Total of current and long term)	37,912	2,531	35,381
(Minority interest) Minority interest in consolidated subsidiaries	5	0	5
(Shareholders’ equity) Treasury stock	(7,372)	(89)	(7,283)

<As Amended>

	As of March 31, 2006	Increase (Decrease)	As of December 31, 2005
(Assets)	Millions of yen	Millions of yen	Millions of yen
Cash and cash equivalents	62,240	2,627	59,613
Notes and accounts receivable, trade -less allowance for doubtful accounts and sales returns	17,641	(1,558)	19,199
Marketable securities and securities investments	35,714	2,159	33,555
Goodwill	2,119	(11)	2,130
(Liabilities) Deferred revenue (Total of current and long term)	41,878	6,497	35,381
(Minority interest) Minority interest in consolidated subsidiaries	5	0	5
(Shareholders’ equity) Treasury stock	(7,372)	(89)	(7,283)

Supplementary Information

After amendment of Quarterly Results - FY2006 in U.S. GAAP 2006 as follows.

Meanwhile, this amendment have no impacted to those 2 of our financial announcements, Consolidated Financial Statements for the fiscal year ending December 31, 2006 (February 21, 2007) and Restatement of Consolidated / Non-consolidated Financial Statements for the first half of the fiscal year ending December 31, 2006 (February 19, 2007).

Quarterly Results - FY2006	(in million of yen)
	FY2006
	Q.1	Q.2	Q.3	Q.4	Annual
Net Sales	20,778	20,447	21,156	23,232	85,614
Cost of sales	3,679	3,826	3,886	4,503	15,894
Operating Expense	8,570	10,891	11,022	12,161	42,644
Operating Income	8,529	5,730	6,249	6,568	27,076
Income before taxes	8,877	5,893	7,042	7,744	29,556

Net Income	5,145	3,240	3,896	4,956	17,236

(Sales by region)	Q.1	Q.2	Q.3	Q.4	Annual
Japan	8,028	8,128	8,315	8,777	33,248
US	4,819	4,249	4,897	5,330	19,295
Europe	5,124	5,134	5,119	5,774	21,150
Asia Pacific	2,166	2,270	2,178	2,535	9,149
Latin America	642	667	647	816	2,771

Total	20,778	20,447	21,156	23,232	85,614

(Sales by segment)	Q.1	Q.2	Q.3	Q.4	Annual
Enterprise	5,395	5,782	6,261	7,302	24,740
Small & Medium	9,772	9,842	9,952	10,733	40,300
Consumer	5,611	4,823	4,944	5,196	20,574

Total	20,778	20,447	21,156	23,232	85,614

April 24, 2007

Restatement of Consolidated Financial Statements for the third quarter of the fiscal year ending December 31, 2006

Tokyo, Japan - April 24, 2007 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today is restating its Consolidated Financial Statements for the third quarter of the fiscal year ending December 31, 2006, which were previously announced on October 31, 2006.

1. Reasons for Restatement

The Company is restating its Consolidated Financial Statements for the third quarter of fiscal year ending December 31, 2006, according to the reason for the restatement of its “Restatement of Consolidated / Non-consolidated Financial Statements for the first half of the fiscal year ending December 31, 2006”, which were announced on February 19, 2007.

Meanwhile, this amendment have no impacted to those 2 of our financial announcements, Consolidated Financial Statements for the fiscal year ending December 31, 2006 (February 21, 2007) and Restatement of Consolidated / Non-consolidated Financial Statements for the first half of the fiscal year ending December 31, 2006 (February 19, 2007).

2. Restatement

Refer to the attachment. (Revised figures are underlined.)

1. Consolidated Unaudited Results of Operations for Third Quarter Ending September 30, 2006 (US GAAP)

(1) Consolidated Results of Operations

<As Originally Reported>

	FY 2006				FY 2005
	Current third quarter From July 1, 2006 To September 30, 2006	Growth Rate	Year-to-date results From January 1, 2006 To September 30, 2006	Growth Rate	Previous third quarter From July 1, 2005 To September 30, 2005	Year-to-date results From January 1, 2005 To September 30, 2005
	Millions of yen	%	Millions of yen	%	Millions of yen	Millions of yen
Net sales	21,002	16.8	61,675	17.6	17,975	52,465
Cost of sales *	3,886	41.9	11,391	45.8	2,739	7,816
Operating expenses *	11,005	31.4	30,455	21.7	8,374	25,016

Operating income	6,111	(10.9)	19,829	1.0	6,862	19,633
Other incomes (expenses)	793	109.7	1,304	41.4	378	923

Net income before taxes	6,904	(4.6)	21,133	2.8	7,240	20,556

Income taxes	3,130	9.0	9,372	21.3	2,872	7,730
Minority interest in income of consolidated subsidiaries	(0)	(321.5)	(1)	263.3	0	(0)
Equity in earnings of affiliated companies	48	178.4	59	20.5	17	49

Net income	3,822	(12.9)	11,819	(8.2)	4,385	12,875

<As Amended>

	FY 2006				FY 2005
	Current third quarter From July 1, 2006 To September 30, 2006	Growth Rate	Year-to-date results From January 1, 2006 To September 30, 2006	Growth Rate	Previous third quarter From July 1, 2005 To September 30, 2005	Year-to-date results From January 1, 2005 To September 30, 2005
	Millions of yen	%	Millions of yen	%	Millions of yen	Millions of yen
Net sales	21,156	17.7	62,382	18.9	17,975	52,465
Cost of sales *	3,886	41.9	11,391	45.8	2,739	7,816
Operating expenses *	11,021	31.6	30,483	21.9	8,374	25,016

Operating income	6,249	(8.9)	20,508	4.5	6,862	19,633
Other incomes (expenses)	793	109.7	1,304	41.4	378	923

Net income before taxes	7,042	(2.7)	21,812	6.1	7,240	20,556

Income taxes	3,194	11.2	9,589	24.1	2,872	7,730
Minority interest in income of consolidated subsidiaries	(0)	(321.5)	(1)	263.3	0	(0)
Equity in earnings of affiliated companies	48	178.4	59	20.5	17	49

Net income	3,896	(11.2)	12,281	(4.6)	4,385	12,875

(2) Segment information

<As Originally Reported>

(By region)

Net Sales to external customers

	FY 2006		FY 2005
	Current third quarter From July 1, 2006 To September 30,2006	Year-to-date results From January 1, 2006 To September 30,2006	Previous third quarter From July 1, 2005 To September 30,2005	Year-to-date results From January 1, 2005 To September 30,2005
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Japan	8,068	24,141	6,942	21,190
North America	4,970	13,805	4,182	11,067
Europe	5,139	15,160	4,391	13,220
Asia Pacific	2,178	6,614	1,943	5,708
Latin America	647	1,955	517	1,280

Total	21,002	61,675	17,975	52,465

Deferred Revenue

	FY2006	FY2005
	As of September 30,2006	As of September 30,2005
	Millions of yen	Millions of yen
Japan	16,638	13,319
North America	12,058	7,282
Europe	9,216	7,321
Asia Pacific	3,268	2,428
Latin America	1,267	900

Total	42,447	31,250

<Note> Classification of countries and regions into each segment.

North America	:	U.S.A
Europe	:	Italy, Germany, France, UK, Ireland
Asia Pacific	:	Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China, Singapore, Thailand, India
Latin America	:	Brazil, Mexico

(By customer type)

Net Sales to external customers

	FY 2006		FY 2005
	Current third quarter From July 1, 2006 To September 30,2006	Year-to-date results From January 1, 2006 To September 30,2006	Previous third quarter From July 1, 2005 To September 30,2005	Year-to-date results From January 1, 2005 To September 30,2005
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Enterprise	6,302	17,442	—	—
Small and mid size business	10,032	29,575	—	—
Consumer	4,668	14,658	—	—

Total	21,002	61,675	—	—

<As Amended>

(By region)

Net Sales to external customers

	FY 2006		FY 2005
	Current third quarter From July 1, 2006 To September 30,2006	Year-to-date results From January 1, 2006 To September 30,2006	Previous third quarter From July 1, 2005 To September 30,2005	Year-to-date results From January 1, 2005 To September 30,2005
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Japan	8,315	24,471	6,942	21,190
North America	4,897	13,966	4,182	11,067
Europe	5,119	15,376	4,391	13,220
Asia Pacific	2,178	6,614	1,943	5,708
Latin America	647	1,955	517	1,280

Total	21,156	62,382	17,975	52,465

Deferred Revenue

	FY2006	FY2005
	As of September 30,2006	As of September 30,2005
	Millions of yen	Millions of yen
Japan	19,324	13,319
North America	12,608	7,282
Europe	9,423	7,321
Asia Pacific	3,268	2,428
Latin America	1,267	900

Total	45,890	31,250

<Note> Classification of countries and regions into each segment.

North America	:	U.S.A
Europe	:	Italy, Germany, France, UK, Ireland
Asia Pacific	:	Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China, Singapore, Thailand, India
Latin America	:	Brazil, Mexico

(By customer type)

Net Sales to external customers

	FY 2006		FY 2005
	Current third quarter From July 1, 2006 To September 30,2006	Year-to-date results From January 1, 2006 To September 30,2006	Previous third quarter From July 1, 2005 To September 30,2005	Year-to-date results From January 1, 2005 To September 30,2005
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Enterprise	6,261	17,438	—	—
Small and mid size business	9,952	29,566	—	—
Consumer	4,943	15,378	—	—

Total	21,156	62,382	—	—

(4)	Increase (Decrease) of major assets, liabilities and shareholders’ equity

<As Originally Reported>

	As of September 30, 2006	Increase (Decrease)	As of December 31, 2005
(Assets)	Millions of yen	Millions of yen	Millions of yen
Cash and cash equivalents	66,850	7,237	59,613
Notes and accounts receivable, trade -less allowance for doubtful accounts and sales return allowance	15,779	(3,420)	19,199
Marketable securities and investment securities	39,210	5,655	33,555
Goodwill	2,540	410	2,130
(Liabilities) Deferred revenue (Total of current and long term)	42,447	7,066	35,381
(Minority interest) Minority interest in consolidated subsidiaries	6	1	5
(Shareholders’ equity) Treasury stock	(14,227)	(6,944)	(7,283)

<As Amended>

	As of September 30, 2006	Increase (Decrease)	As of December 31, 2005
(Assets)	Millions of yen	Millions of yen	Millions of yen
Cash and cash equivalents	66,850	7,237	59,613
Notes and accounts receivable, trade -less allowance for doubtful accounts and sales return allowance	15,779	(3,420)	19,199
Marketable securities and investment securities	39,210	5,655	33,555
Goodwill	2,540	410	2,130
(Liabilities) Deferred revenue (Total of current and long term)	45,890	10,509	35,381
(Minority interest) Minority interest in consolidated subsidiaries	6	1	5
(Shareholders’ equity) Treasury stock	(14,227)	(6,944)	(7,283)

Supplementary Information

After amendment of Quarterly Results - FY2006 in U.S.GAAP 2006 as follows.

Meanwhile, this amendment have no impacted to those 2 of our financial announcements, Consolidated Financial Statements for the fiscal year ending December 31, 2006 (February 21, 2007) and Restatement of Consolidated / Non-consolidated Financial Statements for the first half of the fiscal year ending December 31, 2006 (February 19, 2007).

Quarterly Results - FY2006	(in million of yen)
	FY2006
	Q.1	Q.2	Q.3	Q.4	Annual
Net Sales	20,778	20,447	21,156	23,232	85,614
Cost of sales	3,679	3,826	3,886	4,503	15,894
Operating Expense	8,570	10,891	11,022	12,161	42,644
Operating Income	8,529	5,730	6,249	6,568	27,076
Income before taxes	8,877	5,893	7,042	7,744	29,556

Net Income	5,145	3,240	3,896	4,956	17,236

(Sales by region)	Q.1	Q.2	Q.3	Q.4	Annual
Japan	8,028	8,128	8,315	8,777	33,248
US	4,819	4,249	4,897	5,330	19,295
Europe	5,124	5,134	5,119	5,774	21,150
Asia Pacific	2,166	2,270	2,178	2,535	9,149
Latin America	642	667	647	816	2,771

Total	20,778	20,447	21,156	23,232	85,614

(Sales by segment)	Q.1	Q.2	Q.3	Q.4	Annual
Enterprise	5,395	5,782	6,261	7,302	24,740
Small & Medium	9,772	9,842	9,952	10,733	40,300
Consumer	5,611	4,823	4,944	5,196	20,574

Total	20,778	20,447	21,156	23,232	85,614